Kodiak AI, Inc.

1049 Terra Bella Avenue

Mountain View, CA 94043

November 19, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Kodiak AI, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-290832

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Kodiak AI, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on November 21, 2025, or as soon thereafter as practicable, or at such other time as the Registrant or its outside counsel, Wilson Sonsini Goodrich & Rosati, P.C., request by telephone that such Registration Statement be declared effective.

Please contact Melissa Rick of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3059 or Austin March of Wilson Sonsini Goodrich & Rosati, P.C. at (512) 338-5410 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

KODIAK AI, INC.

/s/ Don Burnette
Name: Don Burnette
Title: Chief Executive Officer